Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE
THIRD QUARTER ENDED SEPTEMBER 30, 2014

Edmonton, Alberta, November 4, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX & NYSE: NOA) today announced results for the Third Quarter ended September 30, 2014.

Martin Ferron, President and Chief Executive Officer of the Company, commented, “I am very pleased that our Q3 results clearly demonstrate the strong performance that we can achieve when our enhanced cost structure is applied to improved revenue opportunities.”

“We are encouraged that favourable weather conditions have allowed us to continue summer construction work into early November. As well, the potential volumes of winter earthworks over the next couple of quarters appear to be higher than this time last year. Beyond that, we are delighted to have pre-qualified to bid for the main civil works package associated with the Site ‘C’ hydro project British Columbia. This is exactly the type of non-oil sands mining job that we have been targeting and could provide good revenue diversification in these uncertain times in oil price driven marketplaces.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Third Quarter

•	Consolidated EBITDA earned from continuing operations of $22.0 million is up from $10.6 million in the same quarter last year.

•	Consolidated EBITDA margin from continuing operations of 16.3% is up from 9.1% in the same quarter last year.

•	Net income of $4.8 million compares favourably to a net loss of $8.7 million in the same quarter last year.

Highlights of Events Post Third Quarter

•	NAEP been awarded a contract for over $60.0 million for the provision of mine support work at the Kearl mine.

•	NAEP been awarded a contract for over $40.0 million for the provision of mine support work at the Millennium mine.

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road  Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171  Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Consolidated Financial Highlights

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$134,675	$116,243	$18,432
Project costs	70,470	44,715	25,755
Equipment costs	36,497	51,904	(15,407)
Depreciation	10,906	7,993	2,913
Gross profit	$16,802	$11,631	$5,171
Gross profit margin	12.5%	10.0%	2.5%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,927	7,284	(357)
Stock based compensation expense	(405)	1,905	(2,310)
Operating income	9,683	557	9,126
Interest expense	3,181	6,904	(3,723)
Net income (loss) from continuing operations	4,807	(8,677)	13,484
Net income (loss) margin from continuing operations	3.6%	(7.5)%	11.1%
Net loss from discontinued operations	—	82,733	(82,733)
Net income	4,807	74,056	(69,249)
EBITDA from continuing operations(1)	21,141	4,455	16,686
Consolidated EBITDA from continuing operations(1)	22,007	10,556	11,451
Consolidated EBITDA margin from continuing operations	16.3%	9.1%	7.2%

Per share information - continuing operations
Net income (loss) - Basic	$0.14	$(0.24)	$0.38
Net income (loss) - Diluted	$0.13	$(0.24)	$0.37
Per share information - discontinued operations
Net income - Basic	$0.00	$2.28	$(2.28)
Net income - Diluted	$0.00	$2.26	$(2.26)
Per share information
Net income - Basic	$0.14	$2.04	$(1.90)
Net income - Diluted	$0.13	$2.02	$(1.89)

Cash dividends per share	$0.02	$0.00	$0.02

(1)	A reconciliation of net income from continuing operations to EBITDA and Consolidated EBITDA follows in the Consolidated EBITDA section.

Results from Continuing Operations for the Third Quarter

For the three months ended September 30, 2014, revenue was $134.7 million, up from $116.2 million in the same period last year. The Company’s current quarter revenue benefitted from mechanically stabilized earth ("MSE") wall construction at the Horizon and Fort Hills mine sites, in addition to the heavy civil construction at the Fort Hills mine. The increased focus on project work, combined with steady growth in mine support services at the Kearl mine, offset the decline in project work at the Base Plant mine and lower revenue from the Horizon mine as the customer assumed the spend on maintenance parts on the cost reimbursable overburden contract. In August, activity levels slowly increased at the Millennium mine with the implementation of a new safety process. Ongoing work on Highway 63 lessened the effect of the revenue decline at the Millennium mine due to the fatality. NAEP commenced project completion activities at the Joslyn mine and this work is expected to wrap up in the fourth quarter of 2014.

For the three months ended September 30, 2014, gross profit was $16.8 million, or 12.5% of revenue, up from $11.6 million, or 10.0% of revenue, in the same period last year. The improvement in both gross profit and margin is primarily driven by higher margin project work. Favourable productivity on lump sum projects, combined with an ongoing focus to manage equipment costs, also contributed to improved margins. The higher than expected weather delays on the Highway 63 project combined with the additional costs related to the shut down at the Millennium mine eroded some of the gains experienced by the higher margin work.

NEWS RELEASE

For the three months ended September 30, 2014, equipment cost dropped by $15.4 million compared to the prior year, primarily a result of NAEP’s customer assuming the spend on maintenance parts on the Company’s Horizon mine overburden removal contract. The change eroded gross profit due to the corresponding loss of revenue and related margin on this cost reimbursable contract. A reduction in operating lease expense ($3.4 million, down from $5.8 million in the same period last year) also contributed to the lower equipment cost in the quarter.

For the three months ended September 30, 2014, depreciation was $10.9 million, up from $8.0 million in the same period last year. Current quarter depreciation included a $1.3 million write-down of assets held for sale compared to no write-downs in the prior year.

For the three months ended September 30, 2014, NAEP recorded operating income of $9.7 million, an increase from operating income of $0.6 million for the same period last year. G&A expense, excluding stock-based compensation, was $6.9 million for the quarter, down from $7.3 million for the same period last year. Stock-based compensation decreased $2.3 million compared to the prior year, primarily as a result of the decrease in share price during the quarter. Reduced liability classified stock based compensation cost was partially offset by an increase in equity classified stock-based compensation costs due to this year's implementation of equity classified RSU and DSU awards. The Company recorded a $0.1 million loss from the sale of both plant and equipment and assets held for sale in the period, compared to a $1.0 million loss recorded for the same activities last year.

For the three months ended September 30, 2014, NAEP recorded $4.8 million net income from continuing operations (basic income per share of $0.14 and diluted income per share of $0.13), an improvement from $8.7 million net loss from continuing operations (basic and diluted loss per share of $0.24) recorded for the same period last year.

Outlook

NAEP expects to windup summer construction project activities by mid-November and then transition into winter earthmoving activities as the fourth quarter of 2014 progresses. The favourable weather through early November, together with current bidding activity for winter work, indicates reasonable conditions for its oil sands operations in the near term. Beyond that, the Company expects to continue to benefit from site development revenue at the Fort Hills mine where it anticipates bidding on additional projects in the new year. NAEP recently secured over $100.0 million of mine support work on two mine sites that will commence late in the fourth quarter and progress into next year.

Until recently, NAEP expected continued favourable development on construction and mining operations through 2015. However, the recent events affecting oil prices and global growth projections have introduced some uncertainty into the Company’s expectations for 2015. Also affecting the new year, NAEP’s customer at the Horizon mine has indicated that they will take over the equipment and maintenance activities associated with the overburden contract six months ahead of plan. While this may lower revenues and profit during the first half of 2015, the Company expects the earlier receipt of approximately $35.0 million in net cash for its contract equipment, in addition to the substantial elimination of NAEP’s operating lease expense. Potentially offsetting the impacts of oil prices on project work and as part of the Company’s efforts to diversify revenue, NAEP has pre-qualified as part of a contractor consortium to bid for the main civil work package associated with the Site C Hydro project in British Columbia. NAEP’s partnership is one of four proponent teams for this project. Based on recent announcements, the Company also expects that a smaller early works civil package will be tendered for award in the first quarter of 2015 with the main civil work package to follow by early summer.

NEWS RELEASE

In summary, for 2015 the Company presently expects reduced overburden removal revenues at the Horizon mine to be partially offset by project related work at this site, together with increased activity at the Fort Hills and Kearl mines and from non-oil sands projects. NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with other major resource projects and provincial highway and infrastructure projects across Canada.

NAEP’s recent debt reduction initiatives with a focus on lowering its cost of debt, combined with its stronger balance sheet will, the Company believes, provide a stable base to weather the current uncertainties and provide it with the ability to take advantage of organic growth and acquisition opportunities that may arise. The Company believes its improved cost structure will drive strong profitability as additional revenue opportunities develop.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended September 30, 2014 tomorrow, Wednesday, November 5th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through December 5th, 2014 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13594207

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=173359

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

NEWS RELEASE

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Three months ended
	September 30,
(dollars in thousands)	2014	2013
Net income (loss) from continuing operations	$4,807	$(8,677)
Adjustments:
Interest expense	3,181	6,904
Income tax expense (benefit)	1,700	(2,630)
Depreciation	10,906	7,993
Amortization of intangible assets	547	865
EBITDA from continuing operations	21,141	4,455
Adjustments:
Unrealized gain on derivative financial instruments	—	(1,508)
Loss (gain) on disposal of plant and equipment	11	(178)
Loss (gain) on disposal of assets held for sale	39	1,198
Equity classified stock-based compensation expense	816	113
Loss on debt extinguishment	—	6,476
Consolidated EBITDA from continuing operations	$22,007	$10,556

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information includes the expected activity levels based on activity at the Kearl, Horizon, Millennium and Fort Hills mines, with respect to the Site C Hydro project in British Columbia the expected possible early works package release in the first quarter of 2015 with the main package expected to follow by early summer and the belief that the Company’s improved cost structure will drive strong profitability as additional revenue opportunities develop. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of NAEP’s debt instruments, exchange rate fluctuations, weather conditions, performance of NAEP’s customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about NAEP you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca

\